VERTICAL HEALTH SOLUTIONS, INC.

2595 Tampa Road, Suite E

Palm Harbor, Florida 34684

October 25, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tia Jenkins,
Senior Assistant Chief Accountant
Angela Halac, Staff Accountant
Carlton Tartar, Assistant Chief Accountant

Re:	Vertical Health Solutions, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 17, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2007
Files June 15, 2007
File No. 001-31275

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated June 27, 2007 relating to the selected reports of Vertical Health Solutions, Inc. (the “Company”). In response to such comments we provide you the following information:

Response to Comment 1:

The Company will file an amendment to its Form 10-KSB for the year ended December 31, 2006, to include the following revised Item 8a Controls and Procedures:

Item 8a.	CONTROLS AND PROCEDURES.

Evaluation of disclosure controls and procedures.

An evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of our disclosure procedures. Based on management’s evaluation as of the end of the period covered by this Annual Report, our principal executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) were effective.

Changes in internal controls.

There have been no significant changes in our internal controls or in other factors that could significantly affect these controls during our fiscal quarter ended December 31, 2006, nor were there any significant deficiencies or material weaknesses in our internal controls. Accordingly, no corrective actions were required or undertaken except as disclosed.

Response to Comment 2:

The goodwill originated as a result of the acquisition of Drug Depot in October 2004 under purchase accounting following SFAS 141 guidelines. The business plan was to add the veterinary pharmacy business (Drug Depot) to the existing veterinary manufacturing business (LabelClick) to create a combination of the two needs in the Veterinary industry that otherwise was determined not to exist in the market place. It was the expectation that the combination of the two elements would create growth potential more than the separate businesses could accomplish on their own. At the same time, DrugDepot had existing customers and business that supported the goodwill amount at date of purchase.

Prior to the acquisition in 2004, the Company obtained additional funding of approximately $4,000,000 to be used to acquire additional pet product distribution companies to this combination. The Company had negotiated with one distribution Company but was unsuccessful in making the acquisition and ultimately returned the financing to the source in late 2006 to avoid further expense and carrying costs of the financing.

The return of the financing and the unsuccessful acquisition resulted in a restriction of the business success of the combined companies necessitating the sale of the manufacturing business in January of 2006. In addition, the volume of the business that existed at the time of purchase of Drug Depot greatly dissipated after the purchase and all efforts to regain that business did not succeed. Without the manufacturing business to provide the volume of business for the pharmacy and the significant decrease in the sales that previously existed, the goodwill became impaired.

At December 31, 2005, the goodwill was determined to not be impaired because the Company had obtained financing to acquire other business and had hired a new officer to assist in regaining the business lost after the acquisition. The officer left the company after the manufacturing business was sold in 2006.

Response to Comment 3:

The gain from extinguishment of debt related to the retirement of outstanding warrants that remained from the original financing with Laurus Capital Ltd., obtained in 2004. The original financing included convertible preferred stock with an embedded conversion feature and detachable warrants. Those instruments were bifurcated from the host instrument and resulted in accounting classification as financial derivatives under EITF 00-19 and SFAS 133 and were therefore recorded as liabilities in the financial statements. In 2005, the Company decided to terminate the financing and refunded the cash provided by the lender in cancellation of the preferred stock. The Company also paid additional shares of common stock in that transaction to terminate the financing but did not terminate the warrants that were originally part of the financing. In 2006, the Company negotiated with the lender to terminate the warrants by issuing additional shares of stock to the lender in a transaction that was not in accordance with the terms of the warrants. Therefore, since the warrants were deemed to be financial derivatives at the time of the retirement and since the stock given in the exchange was less than the fair value of the warrants, a gain on extinguishment of debt was recorded. APB 26 paragraph 20 states that the difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains. APB 9 provides criteria for classification as ordinary or extraordinary. The criteria for extraordinary treatment under paragraph 15 does not include the gain or loss on extinguishment of debt and therefore should be shown as ordinary as presented in the statements as filed.

Response to Comment 4:

The sale of LabelClick Inc. in January 2006 occurred on January 4, 2006 and as a result there were no significant operations from January 1, 2006 to the date of sale and therefore nothing to report in discontinued operations. The decision for the sale took place in January 2006 and therefore in 2005 it was not held for sale and therefore was not classified as held for sale under the criteria of paragraph 41 of SFAS 144.

SFAS 141 paragraph 30 defines the criteria for assets to be classified as held for sale in the period in which all of the following criteria are met:

a.	Management commits to a plan to sell the asset

b.	The asset is available for immediate sale in its present condition

c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

d.	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year...

e.	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value

f.	Actions required to complete the plan indicate that is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Paragraph 33 states that “if the criteria in paragraph 30 are met after the balance sheet date but before the issuance of the financial statements, a long lived asset shall continue to be classified as held and used in those financial statements when issued. The information required by paragraph 47(a) shall be disclosed in the notes to the financial statements.”

Paragraph 47 states “ The following information shall be disclosed in the notes to the financial statements that cover the period in which a long-lived asset either has been sold or is classified as held for sale:

a.	A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and if not separately presented on the face of the statement, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group

b.	The gain of loss recognized in accordance with paragraph 37 and if not separately presented on the face of the income statement, the caption in the income statement or the statement of activities that includes that gain or loss

c.	If applicable, amounts of revenue and pretax profit or loss reported in discontinued operations

d.	If applicable, the segment in which the long-lived asset is reported under Statement 131.”

Since the criteria in paragraph 30 were not met until the sale but before the issuance of the statements, the disclosures required by paragraph 47 were provided in the footnotes as stated above.

Since there were no significant operations for the period of January 1 -4, there was nothing to disclose in the income statement as required by SFAS 144. The gain on sale was disclosed on the face of the statement of operations and the sale was disclosed in the footnotes. Since the sale was decided on in January 2006 and was not held for sale in 2005 and there were no adjustments to any such amounts.

We are of the understanding that the above paragraphs take precedent over paragraphs 42-44 and no further disclosures were necessary.

Response to Comment 5:

The reference to the use of an expert will be eliminated.

Response to Comment 6:

The Company will immediately file a Form 8-K with respect to Item 4.02 for the subject reports.

****

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses the comments of the Staff. Should you have any further questions, please do not hesitate to contact the undersigned at (727) 548-8345 x222.

Sincerely,

/s/ STEPHEN M. WATTERS
Stephen M. Watters,
CEO

5